Jeremy D. Franklin Managing Director, Associate General Counsel 8500 Andrew Carnegie Blvd. Charlotte, NC 28262 T 704.988.4101 jeremy.franklin@nuveen.com

September 8, 2025

Kim McManus

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 153 to Registration Statement on Form N-1A (File Nos. 333-76651, 811-09301)

Dear Ms. McManus:

On behalf of the TIAA-CREF Funds (the “Registrant” or the “Trust”), we are hereby responding to comments provided to us telephonically on August 15, 2024 regarding the Prospectuses and Statement of Additional Information (“SAI”) for the Nuveen Lifecycle 2070 Fund and Nuveen Lifecycle Index 2070 Fund, each a series of the Registrant (the “Funds”) included in Post-Effective Amendment No. 153, which was filed on June 30, 2025 (the “Initial Filing”). Set forth below are our responses to your comments on the Initial Filing. Terms used but not defined herein have the definition included in the Prospectus.

1. Please provide the full fee tables and expense examples for the Funds.

The full fee tables and expense examples for the Funds are included in Appendix A.

2. Please confirm that all blanks and bracketed areas will be completed.

The Registrant confirms that all blanks and bracketed areas will be completed.

3. In the language prior to the Funds’ fee and expense tables, please revise to include the bold sentence contemplated by Item 3 of
Form N-1A.

The Registrant confirms that the following bolded sentence will be added in replacement of the current final sentence before each Fund’s fee and expense tables:

You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, when buying or selling shares of the Fund, which are not reflected in the tables and examples below.

4. In the second paragraph of the “Additional information about investment strategies and risks–Additional information about the Fund” section of each Fund’s Prospectus, please briefly describe

Kim McManus

September 8, 2025

Rule 12d1-4 under the Investment Company Act of 1940, as amended (the “1940 Act”), to provide context as to how it may adversely impact the Funds’ investment strategies and operations.

The Registrant confirms that the second paragraph of the “Additional information about investment strategies and risks–Additional information about the Fund” section of each Fund’s Prospectus will be revised as follows (new language bolded and underlined):

The Fund is required to comply with Rule 12d1-4 under the Investment Company Act of 1940, as amended (the “1940 Act”), which governs fund-of-funds arrangements and permits the Fund to invest in Underlying Funds in excess of the limits in section 12(d)(1) of the 1940 Act subject to certain conditions, including limitations on the scope of investments by the Underlying Funds. Complying with the requirements of Rule 12d1-4 may adversely impact the Fund’s investment strategies and operations, as well as those of the Underlying Funds in which the Fund invests.

5. In the “Investment objectives, policies, restrictions and risks–Fundamental policies” section of the SAI, please revise the concentration policy (fundamental policy number 8) to address each Fund’s ability to concentrate in any particular industry or “group of industries” consistent with Section 8(b)(1) of the 1940 Act.

The Registrant respectfully submits that the investment restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act. The Funds’ concentration policy states, in relevant part, “[t]he Fund will not invest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry (excluding the U.S. Government or any of its agencies or instrumentalities).” Accordingly, a Fund may not concentrate its investments “in the same industry.” The Funds’ concentration policy does not restrict a Fund from investing more than 25% of its assets in a “group of industries” as suggested by the Staff’s comment, only from doing so “in the same industry.” This distinction is consistent with prior SEC guidance.1 Accordingly, the Registrant believes the disclosure is accurate as is.

In addition, the Funds’ concentration policy is consistent with concentration policies of other fund complexes and other series of the Trust. Accordingly, the Registrant did not make any changes in response to this comment.

* * * *

[1]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”). Guide 19 states, “It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should…specify in the prospectus the industry or group of industries in which it will concentrate.…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry” (emphasis added) (distinguishing policies to concentrate “in a particular industry or group of industries” from policies to not concentrate “in any particular industry”).

Kim McManus

September 8, 2025

If you have any questions, please do not hesitate to call me at (704) 988-4101.

Very truly yours,

/s/ Jeremy D. Franklin
Jeremy D. Franklin

cc:	John McCann
Managing Director, Managing Associate General Counsel
Rachael Zufall
Managing Director, Associate General Counsel

Kim McManus

September 8, 2025

Appendix A

Nuveen Lifecycle 2070 Fund

Fees

SHAREHOLDER FEES (fees paid directly from your investment)

	Class I	Premier Class	Class R6	Retirement Class
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	0%	0%	0%	0%
Maximum deferred sales charge (load)	0%	0%	0%	0%
Maximum sales charge (load) imposed on reinvested dividends and other distributions	0%	0%	0%	0%
Redemption or exchange fee	0%	0%	0%	0%
Maximum account fee	0%	0%	0%	0%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

	Class I	Premier Class	Class R6	Retirement Class
Management fees[1,2]	0.40%	0.40%	0.40%	0.40%
Distribution (Rule 12b-1) fees	—	0.15%	—	—
Other expenses[1,2]	3.71%	3.63%	3.63%	3.88%
Acquired fund fees and expenses[1,3]	0.26%	0.26%	0.26%	0.26%
Total annual Fund operating expenses	4.37%	4.44%	4.29%	4.54%
Waivers and expense reimbursements[4,5]	(3.84)%	(3.84)%	(3.84)%	(3.84)%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.53%	0.60%	0.45%	0.70%

[1]	Restated to reflect estimate for the current fiscal year.
[2]	Portions of the Management fees and Other expenses are based on expenses originally incurred by Class W shares of the Underlying Funds (as defined below) of the Trust, which have been incurred directly by the Fund pursuant to certain contractual arrangements intended to reallocate directly to the Fund certain fees and expenses that had been paid by the Underlying Funds of the Trust. For additional information, please see the “Management of the Funds” section of this Prospectus.
[3]	“Acquired fund fees and expenses” are the Fund’s proportionate amount of the expenses of any investment companies or pools in which it invests (excluding expenses originally incurred by Class W shares of the Underlying Funds of the Trust that have been incurred directly by the Fund, which are instead reflected in Management fees and Other expenses). These expenses are not paid directly by Fund shareholders. Instead, Fund shareholders bear these expenses indirectly because they reduce Fund performance. Because “Acquired fund fees and expenses” are included in the chart above, the Fund’s operating expenses here will not correlate with the expenses included in the Financial highlights in this Prospectus and the Fund’s Form N-CSR.
[4]	Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC (“Advisors”), has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses, extraordinary expenses and any expenses originally attributable to Class W shares of the Underlying Funds of the Trust that were incurred directly by the Fund) that exceed: (i) 0.150% of average daily net assets for Class I shares; (ii) 0.150% of average daily net assets for Premier Class shares; (iii) 0.000% of average daily net assets for Class R6 shares; and (iv) 0.250% of average daily net assets for Retirement Class shares of the Fund. These expense reimbursement arrangements will continue through at least September 30, 2026, unless changed with approval of the Board of Trustees.
[5]	Advisors has contractually agreed to waive 0.100% of the Fund’s Management fee. This waiver will remain in effect through at least September 30, 2028, unless changed with the approval of the Board of Trustees. Advisors has also contractually agreed to waive an additional 0.114% of the Fund’s Management fee. This waiver will remain in effect through at least September 30, 2026, unless changed with the approval of the Board of Trustees.

Kim McManus

September 8, 2025

Expense Example

	Class I	Premier Class	Class R6	Retirement Class
1 year	$54	$61	$46	$72
3 years	$953	$974	$929	$1,003

Kim McManus

September 8, 2025

Nuveen Lifecycle Index 2070 Fund

Fees

SHAREHOLDER FEES (fees paid directly from your investment)

	Class I	Premier Class	Class R6	Retirement Class
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	0%	0%	0%	0%
Maximum deferred sales charge (load)	0%	0%	0%	0%
Maximum sales charge (load) imposed on reinvested dividends and other distributions	0%	0%	0%	0%
Redemption or exchange fee	0%	0%	0%	0%
Maximum account fee	0%	0%	0%	0%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

	Class I	Premier Class	Class R6	Retirement Class
Management fees[1,2]	0.15%	0.15%	0.15%	0.15%
Distribution (Rule 12b-1) fees	—	0.15%	—	—
Other expenses[1,2]	2.00%	1.92%	1.92%	2.17%
Total annual Fund operating expenses	2.15%	2.22%	2.07%	2.32%
Waivers and expense reimbursements[3,4]	(1.97)%	(1.97)%	(1.97)%	(1.97)%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.18%	0.25%	0.10%	0.35%
[1]	Restated to reflect estimate for the current fiscal year.
[2]	Portions of the Management fees and Other expenses are based on expenses originally incurred by Class W shares of the Underlying Funds (as defined below) of the Trust, which have been incurred directly by the Fund pursuant to certain contractual arrangements intended to reallocate directly to the Fund certain fees and expenses that had been paid by the Underlying Funds of the Trust. For additional information, please see the “Management of the Funds” section of this Prospectus.
[3]	Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC (“Advisors”), has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses, extraordinary expenses and any expenses originally attributable to Class W shares of the Underlying Funds of the Trust that were incurred directly by the Fund) that exceed: (i) 0.193% of average daily net assets for Class I shares; (ii) 0.193% of average daily net assets for Premier Class shares; (iii) 0.043% of average daily net assets for Class R6 shares; and (iv) 0.293% of average daily net assets for Retirement Class shares of the Fund. These expense reimbursement arrangements will continue through at least September 30, 2026, unless changed with approval of the Board of Trustees.
[4]	Advisors has contractually agreed to waive 0.057% of the Fund’s Management fee. This waiver will remain in effect through at least September 30, 2026, unless changed with the approval of the Board of Trustees.

Kim McManus

September 8, 2025

Expense Example

	Class I	Premier Class	Class R6	Retirement Class
1 year	$18	$26	$10	$36
3 years	$482	$504	$457	$534